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EXHIBIT 99.1

Press Release Dated May 4, 2010

FIRST QUARTER 2010
Report to shareholders for the period ended March 31, 2010

Suncor Energy reports first quarter results

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures on pages 29 to 31. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

On August 1, 2009, Suncor Energy Inc. completed its merger with Petro-Canada. As such, the results for the three months ended March 31, 2010 reflect the results of the post-merger Suncor and the comparative figures for the three months ended March 31, 2009 reflect solely the results of legacy Suncor prior to the merger.

Suncor Energy Inc. recorded first quarter 2010 net earnings of $716 million ($0.46 per common share), compared to a net loss of $189 million ($0.20 per common share) for the first quarter of 2009. Operating earnings(1) in the first quarter of 2010 were $287 million ($0.18 per common share), compared to $380 million ($0.41 per common share) in the first quarter of 2009.

The decreased operating earnings were primarily due to reduced production volumes at our oil sands operations, as the company recovered from the impact of two upgrader fires. This was partially offset by additional upstream production, as a result of the merger with Petro-Canada. The company also benefited from higher benchmark crude oil prices in the quarter, partially offset by the stronger Canadian dollar relative to the U.S. dollar.

Cash flow from operations(2) was $1.124 billion ($0.72 per common share) in the first quarter of 2010, compared to $801 million ($0.86 per common share) in the first quarter of 2009. The increase in cash flow from operations was primarily due to the increased volumes added as a result of the merger.

(1)
Non-GAAP measure. See page 2 for a reconciliation of net earnings to operating earnings.

(2)
Non-GAAP measure. See page 30.

(3)
Includes Suncor's proportionate production share from the Syncrude joint venture.

(4)
Non-GAAP measure. Excludes capitalized costs related to major projects in progress. See page 30.

Operating Earnings

Operating earnings is a non-GAAP measure that the company uses to evaluate operating performance, which management believes allows better comparability between periods. Operating earnings is calculated by adjusting net earnings for significant one-time items and items that are not indicative of operating performance. See pages 29 to 31 for a discussion of non-GAAP financial measures.

Three months ended March 31
($ millions, after-tax)	2010	2009

Net earnings (loss) as reported	716	(189)
Change in fair value of commodity derivatives used for risk management	(8)	266
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(230)	148
Mark-to-market valuation of stock-based compensation	(51)	19
Project start-up costs	9	11
Costs related to deferral of growth projects	30	125
Merger and integration costs	16	—
Gains on significant disposals	(195)	—

Operating earnings	287	380

Suncor's total upstream production during the first quarter of 2010 averaged 564,600 barrels of oil equivalent (boe) per day, compared to 314,500 boe per day during the first quarter of 2009. The first quarter of 2010 reflects the results of additional upstream production volumes related to the merger with Petro-Canada, which were not included in the volumes for the first quarter of 2009.

Oil Sands production (excluding proportionate production share from the Syncrude joint venture) contributed an average 202,300 barrels per day (bpd) in the first quarter of 2010, compared to first quarter 2009 production of 278,000 bpd. Production was negatively impacted during the first quarter of 2010, due to unplanned maintenance activities following fires at upgraders in December 2009 and February 2010. Repairs were completed and oil sands upgrading facilities have since returned to full rates.

"While we were slower out of the gate than we'd hoped for this year due to upsets at our oil sands operations, the balance of the business performed well and oil sands production is firmly back on track," said Rick George, president and chief executive officer. "With both upgraders back to full production, we achieved an average oil sands production of approximately 333,000 barrels per day in April – our strongest month on record."

Cash operating costs for our oil sands operations (excluding Syncrude) increased to $54.85 per barrel in the first quarter of 2010, compared to $33.70 per barrel during the first quarter of 2009. The increase in cash operating costs per barrel was primarily a reflection of lower production levels.

Suncor's proportionate production share from the Syncrude joint venture contributed an average of 32,300 bpd of production during the first quarter of 2010.

Natural Gas production averaged 733 million cubic feet equivalent (mmcfe) per day in the first quarter of 2010, compared to 219 mmcfe per day during the first quarter of 2009, primarily due to the addition of Petro-Canada natural gas assets.

International and Offshore production contributed an average 207,800 boe per day during the first quarter of 2010. While production was negatively affected by minor unplanned outages at the company's North Sea operations, and by limitations on production quotas in Libya, all of the East Coast Canada assets exceeded management's production expectations during this quarter.

Total sales of refined petroleum products from Refining and Marketing averaged 82,200 cubic metres per day during the first quarter of 2010 compared to 31,400 cubic metres per day from the legacy Suncor business during the first quarter of 2009, reflecting the merger with Petro-Canada. Operating earnings increased over the same period last year due primarily to increased volumes as a result of the merger, despite a general decline in refining margins.

             Suncor Energy Inc.
 002    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Growth and Operational Update

Construction was completed ahead of schedule and within budget on the $1.2 billion Ebla gas development in central Syria. Production from the Ebla gas project was introduced into the Syrian gas network in March 2010 and first commercial gas was delivered on April 19, 2010, following the successful completion of the performance testing period. The facility has a planned production capacity of 80 mmcf per day of natural gas in addition to related liquified petroleum gas and condensate volumes.

Construction continued on the Firebag Stage 3 in-situ oil sands project. The planned $3.6 billion expansion is expected to achieve first production during the second quarter of 2011, with volumes ramping up over an estimated 18-month period toward a planned production capacity of approximately 62,500 bpd of bitumen per day.

In March, the Alberta Energy Resources Conservation Board approved Suncor's application to develop three additional stages of its Firebag project. Firebag Stages 4, 5 and 6 each have a planned production capacity of approximately 62,500 bpd. Engineering and planning activities related to Firebag Stage 4 continued during the first quarter to support a target of first bitumen production in the fourth quarter of 2012.

"Regulatory approval for Firebag Stages 4 to 6 provides additional depth to an already substantial portfolio of growth projects," said George. "We'll continue to review that portfolio and expect to outline the next stages of our growth strategy by the end of the year."

In addition to work on expansion of the Firebag project, work is also underway on an extension to the East Coast Canada White Rose field (of which Suncor has a 26.125% interest); expansion of the company's St. Clair ethanol plant; and construction of a naphtha unit, designed to increase the value of the company's Oil Sands product mix.

"We have confirmed our capital synergy target of $1 billion per year through improved sequencing and timing of our projects, a larger pool of high-quality projects to pick from, and capital savings realized as a result of our two companies coming together," said George.

As part of its strategic business alignment, Suncor continued with plans to divest of a number of non-core assets. To date, Suncor has disposed of, or reached agreements to dispose of, assets for aggregate consideration of approximately $1.5 billion.

•
On March 1, 2010, Suncor completed the sale of substantially all of its U.S. Rockies upstream assets for net proceeds of US$481 million. Remaining U.S. Rockies upstream assets were sold shortly thereafter.

•
On March 31, 2010, the company completed the sale of other non-core natural gas properties, located in northeast British Columbia, called Jedney/Blueberry, for net proceeds of $383 million.

•
On March 24, 2010, the company reached an agreement to sell certain natural gas assets located in central Alberta known as Rosevear and Pine Creek. The sale, for proceeds of $235 million, is expected to close in the second quarter of 2010.

•
On February 25, 2010, the company reached an agreement to sell all of its assets in Trinidad and Tobago. The sale, for proceeds of US$380 million, is expected to close during the second quarter of 2010.

Remaining proposed divestments include certain natural gas assets in Western Canada and non-core North Sea assets, including all assets in The Netherlands. While the timeline for the divestment of assets remains flexible, Suncor expects most of the remaining sales to occur during 2010. The proceeds of these, and previous sales, are planned to go towards reducing the company's debt.

"From refocusing our asset base and reducing debt, to realizing synergies and aligning processes and platforms across the company – merger integration is on plan and proceeding well," said George.

Outlook

Suncor's outlook provides management's targets for 2010 in certain key areas of the company's business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this outlook.

The following operational outlook has been revised from the operational outlook, previously issued by management on February 2, 2010. The revisions are principally as follows:

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    003

•
the Oil Sands production outlook has been adjusted to 280,000 bpd (+/-5%) from 300,000 bpd (+/-5%) primarily as a result of the two fires at the upgrading facilities in December 2009 and February 2010, which has also had an impact on the product sales mix, price realizations and cash operating costs;

•
the Natural Gas production outlook before remaining targeted divestitures has been adjusted to 580 mmcfe per day (+/-5%) from 680 mmcfe per day (+/-5%) as a result of completed dispositions relating to assets in the U.S. Rockies and northeast British Columbia during the first quarter of 2010; this has also reduced the production outlook relating to targeted divestures;

•
the East Coast Canada production outlook has been adjusted to 60,000 bpd (+/-5%) from 55,000 bpd (+/-5%) primarily as a result of observed performance to date;

•
the International production outlook has been adjusted to 133,000  boe per day (+/-5%) from 138,000 boe per day (+/-5%) as a result of observed performance to date; and

•
the International business production relating to targeted divestures outlook has been revised from 25,000 boe per day to 40,000 boe per day (+/-5%) primarily as a result of a decision in the first quarter of 2010 to sell additional North Sea assets.

The foregoing changes have also had a corresponding impact on the total production outlook which has been adjusted to 608,000 boe per day (+/-5%) from 644,000 boe per day (+/-5%) and total production related to remaining targeted divestures, which has been adjusted to 70,000 boe per day from 75,000 boe per day.

	Three Month Actuals Ended March 31, 2010	2010 Full Year Outlook

Total production (boe per day) – before remaining targeted divestitures (1)	564,600	608,000 (+/-5%)
Total production (boe per day) – related to remaining targeted divestitures (1)	N/A	70,000

Oil Sands (2)
Production (bpd)	202,300	280,000 (+/-5%)
Sales (3)
Diesel	7%	9%
Sweet	31%	36%
Sour	41%	46%
Bitumen	21%	9%
Realization on crude sales basket (3), (4)	WTI @ Cushing less Cdn$8.86 per barrel	WTI @ Cushing less Cdn$7.00 to Cdn$8.00 per barrel
Cash operating costs (5)	$54.85 per barrel	$38 to $42 per barrel

Syncrude production (bpd)	32,300	38,000 (+/-5%)

Natural Gas
Production (6) (mmcfe per day) – before remaining targeted divestitures (1)	733	580 (+/-5%)
Production (6) (mmcfe per day) – related to remaining targeted divestitures (1)	N/A	180
Natural gas	89%	91%
Crude oil and liquids	11%	9%

East Coast Canada
Production (bpd)	74,600	60,000 (+/-5%)

International
Production (boe per day) – before targeted divestitures (1)	133,200	133,000 (+/-5%)
Production (boe per day) – related to targeted divestitures (1)	N/A	40,000
Crude oil and liquids (1)	85%	84%
Natural gas (7)	15%	16%

(1)
Actual production results will be impacted by the timing of planned divestments. Planned divestments included in this Outlook table are not directly comparable to discontinued operations presented in the company's March 31, 2010 unaudited interim Consolidated Financial Statements, as certain assets targeted for sale have not met the criteria for classification as discontinued operations, as determined in accordance with GAAP.

             Suncor Energy Inc.
 004    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(2)
Excludes Suncor's proportionate production share from the Syncrude joint venture.

(3)
Based on first quarter results and expectations for the balance of the year, the outlook for sales mix and realization on crude sales basket has been updated. The 2010 outlook provided in our Fourth Quarter 2009 Report to Shareholders was diesel – 8%, sweet – 39%, sour – 46% and bitumen – 7%. The original realization on crude sales basket was WTI @ Cushing less Cdn$4.75 to Cdn$5.75 per barrel.

(4)
Excludes the impact of hedging activities.

(5)
Cash operating cost estimates (excluding Syncrude) are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) a natural gas price of $5.00 per gigajoule ($5.28 per mcf) at AECO.

(6)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

(7)
Based on first quarter results and expectations for the balance of the year, the International sales mix has been updated. The 2010 outlook provided in the Fourth Quarter 2009 Report to Shareholders was crude oil and liquids – 87% and natural gas – 13%.

This outlook is based on Suncor's current estimates, projections and assumptions for the 2010 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions for the Oil Sands 2010 full year outlook include reliability and operational efficiency initiatives which we expect to minimize further unplanned maintenance in 2010. Assumptions for the Natural Gas, East Coast Canada and International 2010 full year outlook include reservoir performance, drilling results, facility reliability, changes in production quotas and successful execution of planned turnarounds.

Risk Factors Affecting Performance

Factors that could potentially impact Suncor's operational and financial performance for 2010 include, but are not limited to:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in-situ reservoir performance could impact 2010 production targets.

•
Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•
Planned turnarounds. Production estimates could be impacted if planned turnarounds are not effectively executed.

•
Planned divestitures. Our inability to execute planned divestitures could impact our debt management and capital expenditure plans.

•
Commodity prices. Significant declines in natural gas commodity prices could result in the shut-in of some of our natural gas production.

•
Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Libya may be constrained by production quotas.

The preceding paragraphs and tables contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond the company's control. For additional information on risks, uncertainties and other factors that could cause actual results to differ, please see page 31.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    005

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  EXHIBIT 99.1